As filed with the Securities and Exchange Commission on September 28, 2026	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
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Santos Limited
(Exact name of issuer of deposited securities as specified in its charter)
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Not Applicable
(Translation of issuer’s name into English)
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Australia
(Jurisdiction of incorporation or organization of issuer)
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Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
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1 Columbus Circle
New York, New York 10019
+(1) 212 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
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Depositary Management Corporation
570 Lexington Avenue, Suite 2405
New York, New York 10022
(212) 319-4800
(Address, including zip code, and telephone number, including area code, of agent for service)
______________________________
Copies to:
Melissa Butler, Esq. Karen Katri, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +1 305 925 4788
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It is proposed that this filing become effective under Rule 466:	⌧immediately upon filing. ☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box:☐
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CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each representing a specified number of ordinary shares of Santos Limited	50,000,000 American Depositary Shares	$0.05	$2,500,000	$345.25

[1]	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

Explanatory Note
This Registration Statement on Form F-6 is being filed and the American depositary shares (“ADSs”) are being registered in order to accommodate the issuance of additional ADSs upon the deposit of ordinary shares of Santos Limited.

PART I
INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this registration statement and is incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22

	(x)	Limitation on the depositary’s liability	Face of Receipt – Article 10; Reverse of Receipt – Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

4.	Fees and other direct and indirect payments made by the		Face of Receipt – Article 9

depositary to the foreign issuer of the deposited securities

Item 2.	AVAILABLE INFORMATION

As set forth in Article (12) of the Form of Receipt constituting the prospectus included herein, Santos Limited publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, on its Internet Website (www.santos.com) or through an electronic information delivery system generally available to the public in its primary trading market.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS

(a)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Previously filed (Form F-6, Santos Limited, File No. 333-223631).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 28, 2026.
Legal entity created by the form of Deposit Agreement for the issuance of Receipts for ordinary shares of Santos Limited. Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Director

By:	/s/ Rob Bruder
	Name:	Rob Bruder
	Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, Santos Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Adelaide, Australia, on September 28, 2026.
Santos Limited

By:	/s/ Kevin Gallagher
	Name:	Kevin Gallagher
	Title:	Managing Director and Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin Gallagher and Lachlan Harris, and each of them, his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Under the requirements of the Securities Act, this registration statement has been signed by the following persons on September 28, 2026, in the capacities indicated.
Signature	Title
Managing Director and Chief Executive Officer
/s/ Kevin Gallagher	(Principal Executive Director)
Name: Kevin Gallagher
Chief Financial Officer
/s/ Lachlan Harris	(Principal Financial and Accounting Officer)
Name: Lachlan Harris

/s/ Keith Spence	Chairman of the Board of Directors
Name: Keith Spence

/s/ Dr Vanessa Guthrie AO	Director
Name: Dr Vanessa Guthrie AO

/s/ John Lydon	Director
Name: John Lydon

/s/ Janine McArdle	Director
Name: Janine McArdle

/s/ Vickki McFadden	Director
Name: Vickki McFadden

/s/ Michael Utsler	Director
Name: Michael Utsler

/s/ Musje Werror	Director
Name: Musje Werror

/s/ Kate Vidgen	Director
Name: Kate Vidgen

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Santos Limited, has signed this registration statement in New York, New York, United States of America on September 28, 2026.
Depositary Management Corporation, as Authorized U.S. Representative

By:	/s/ George Boychuk
	Name:	George Boychuk
	Title:	Managing Director

Index to Exhibits
Exhibit	Document
(d)	Opinion of White & Case LLP, counsel to the Depositary
(e)	Rule 466 Certification